May 2, 2022

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennifer Angelini Jay Ingram

Re:	Satellogic Inc. Amendment No. 1 to Registration Statement on Form F-1 Filed April 11th, 2022 File No. 333-262699

Ladies and Gentlemen:

Satellogic Inc. (the “Company” or “Satellogic”) previously filed Amendment No. 1 to Registration Statement on Form F-1 with the Securities and Exchange Commission (the “SEC”) on April 11, 2022 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments to the Registration Statement set forth in the comment letter (the “Comment Letter”) from the staff of the SEC (the “Staff”) dated April 18, 2022. The Company has filed via EDGAR Amendment No. 2 to Registration Statement on Form F-1 (the “Amended Registration Statement”), which reflects the Company’s responses to the Comment Letter and certain updated information.

The Company’s responses below correspond to the captions and numbers of the comments (which are reproduced below in bold). Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Amendment No. 1 to Form F-1

General

1.

We note your responses to prior comments one and three. Please further revise your prospectus cover to (i) state, if true, that no separate consideration was paid for the warrants, (ii) disclose the current market price for your $8.63 warrants traded separately on Nasdaq and whether market prices exist for your other warrants, (iii) disclose the purchase price for the Class B ordinary shares, and (iv) highlight that the Sponsor and other selling securityholders may experience a positive rate of return based on the current trading price, while public securityholders may not experience a similar rate of return. Please make corresponding changes to the prospectus summary.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and on pages 16, 18, 19 and 58 of the Amended Registration Statement.

Summary Terms of the Offering, page 15

2.

We note your responses to prior comments five and six. Please additionally revise your summary to disclose the percentage of your outstanding shares that are represented by the shares being offered. Highlight the significant negative impact that sales of shares on this registration statement could have on the public trading price of the Class A ordinary shares. Please revise the use of proceeds item here to include the lesser expected proceeds ($44.7 million) in light of the current market price and exercise dates, consistent with your cover page and use of proceeds section. Revise the table on page 17 to include shares underlying the PIPE Warrants and to reconcile the founder shares’ purchase price with disclosure elsewhere.

Securities and Exchange Commission

May 2, 2022

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 16 of the Amended Registration Statement.

General

3.	We note your response to prior comment one regarding the additional shares, as well as related disclosure on pages 9, 18, and 56. Please further address the following:

•

The aggregate number of shares being offered appears to count the additional shares twice, since a corresponding number of shares will be forfeited and cancelled (while the reissuance of cancelled shares is contingent on a $15 future market price). Tell us why this is appropriate (addressing any inconsistency with the number of shares being registered) or, alternatively, reduce the aggregate number of shares being offered (while maintaining the maximum potential shares offered per holder, with appropriate disclosure explaining that the actual allocation will depend on issuance of the additional shares and cancellation of forfeiture shares).

Response: In response to the Staff’s comment, we supplementally advise the Staff that, with respect to the Additional Shares, the Company’s intention is to register on the Amended Registration Statement the resales of the following Company securities:

•

with respect to those investors that receive Additional Shares, the resale of the maximum number of Additional Shares that such investors may be entitled to receive pursuant to the PIPE Subscription Agreements, Forward Purchase Contract, Promissory Note Waiver Letter, Series X Subscription Agreement and the CF Fee Letter; and

•

with respect to those shareholders that, pursuant to the Merger Agreement and Sponsor Support Agreement (the “Forfeiting Agreements”), forfeit ordinary shares in connection with the issuance of the maximum number of Additional Shares (the “Forfeiting Shareholders”) and such forfeited shares are being registered pursuant to the Amended Registration Statement, the resale of the maximum number of newly-issued ordinary shares issuable by the Company to such Forfeiting Shareholders pursuant to such Forfeiting Agreements which is based on the market price of the Company’s Class A Ordinary Shares meeting certain thresholds.

The Company believes it is appropriate to register all securities that it is, or may be obligated, to issue pursuant to the terms of any existing transaction documents relating to the Business Combination.

The Company has revised the disclosure on pages 10, 19 and 57 of the Amended Registration Statement to clarify the above and correct any inconsistencies.

•	Ensure that the opinion filed as Exhibit 5.1 addresses the additional shares, and covers all the registered securities, consistently with the foregoing.

Response: In response to the Staff’s comment, we advise the Staff that the opinion filed as Exhibit 5.1 has been revised to address the additional shares and covers all the registered securities consistent with our response to the comment in the first bullet of comment 3 above.

Securities and Exchange Commission

May 2, 2022

•

Revise your disclosure to clarify when the additional shares will be determined and issued, how this information will be communicated to investors, and how the additional shares are treated throughout the prospectus, for instance to determine the percentage of outstanding shares represented by the offering.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 19 of the Amended Registration Statement.

•

Confirm whether assuming the maximum number of additional shares yields the lowest effective price. If this is not the case, please make appropriate assumptions to additionally disclose the lowest effective price.

Response: In response to the Staff’s comment, on behalf of the Company, we confirm that assuming the maximum number of additional shares yields the lowest effective price for the ordinary shares being registered under the Amended Registration Statement.

*    *    *    *    *    *     *    *    *

We hope that the above has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (954) 768-8210 or perezf@gtlaw.com.

Very truly yours,

/s/ Flora R. Perez, Esq.

Flora R. Perez, Esq.

cc:	Rick Dunn, Satellogic Inc.
Rebeca Brandys, Satellogic Inc.
Ruairi Bourke, Maples and Calder
Asaf Reindel, Friedman Kaplan Seiler Adelman LLP